UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2012

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____.

Commission File No. 001-34778

QEP RESOURCES, INC.
EMPLOYEE INVESTMENT PLAN

QEP Resources, Inc.
1050 17TH Street, Suite 500
Denver, Colorado 80265

The following audited financial statements are enclosed with this report:

1.	Statement of Net Assets available for Plan Benefits as of December 31, 2012 and 2011.

2.	Statement of Changes in Net Assets Available for Plan Benefits for the periods ended December 31, 2012 and 2011.

3.
Financial statements and schedules prepared in accordance with the Employee Retirement Income Security Act of 1974 for the fiscal year ended December 31, 2012, are attached as an exhibit to this Form 11-K.

QEP Resources, Inc.
Employee Investment Plan
Table of Contents

Page No.
Report of Independent Registered Public Accounting Firm	1

AUDITED FINANCIAL STATEMENTS
Statement of Net Assets Available for Benefits as of December 31, 2012 and 2011	2
Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2012 and 2011	3
Notes Accompanying the Financial Statements	4

SUPPLEMENTAL SCHEDULE
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2012	11

SIGNATURE	12

EXHIBIT INDEX
Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
QEP Resources, Inc. Employee Investment Plan

We have audited the accompanying statement of net assets available for benefits of the QEP Resources, Inc. Employee Investment Plan (the “Plan”) as of December 31, 2012 and 2011 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the QEP Resources, Inc. Employee Investment Plan as of December 31, 2012 and 2011 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Causey Demgen & Moore P.C.
Denver, Colorado
June 18, 2013

QEP Resources, Inc. Employee Investment Plan
Statement of Net Assets Available for Benefits
December 31, 2012 and 2011

	December 31,
	2012	2011
Assets
Investments at fair value:
QEP Stock Fund	$38,212,238	$39,882,756
Questar Stock Fund	17,691,614	21,305,390
Registered investment companies	44,537,858	36,473,961
Common collective trust funds	7,376,194	6,517,552
Common collective trust funds related to fully benefit-responsive investment contracts	12,972,351	11,865,061
Total investments	120,790,255	116,044,720
Notes receivable from participants	1,944,611	1,908,760
Net assets available for benefits at fair value	122,734,866	117,953,480
Adjustment from fair value to contract value for investments in common collective trust funds related to fully benefit-responsive investment contracts	(365,596)	(300,674)
Net assets available for benefits	$122,369,270	$117,652,806

See notes accompanying the financial statements.

QEP Resources, Inc. Employee Investment Plan
Statement of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2012 and 2011

	Year Ended December 31,
	2012	2011
Additions to net assets attributed to:
Investment income:
Net realized and unrealized appreciation (depreciation) in fair value of investments	$5,913,933	$(6,436,685)
Dividends and interest	2,472,119	848,795
Total investment income (loss)	8,386,052	(5,587,890)

Interest income on notes receivable from participants	85,116	91,802

Contributions:
Employer match, net of forfeitures applied	4,969,201	4,590,511
Employer discretionary	1,385,650	1,265,404
Participants	6,894,508	6,361,521
Rollover	1,148,382	312,431
Total contributions	14,397,741	12,529,867
Total additions	22,868,909	7,033,779

Deduction from net assets attributed to:
Distributions	(18,145,624)	(4,098,638)
Trustee and redemption fees	(6,821)	(8,480)
Total deductions	(18,152,445)	(4,107,118)

Net changes in net assets	4,716,464	2,926,661

Net assets available for benefit at beginning of year	117,652,806	114,726,145

Net assets available for benefits at end of year	$122,369,270	$117,652,806

See notes accompanying the financial statements.

QEP Resources, Inc. Employee Investment Plan
Notes Accompanying the Financial Statements
December 31, 2012 and 2011

Note 1 - Plan Description

The following description of the QEP Resources, Inc. Employee Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan for eligible employees of QEP Resources, Inc. (QEP or the Company) and certain of its subsidiaries. The Plan is subject to the provisions of Section 401(a) of the Internal Revenue Code (the Code) and of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan also qualifies as an employee stock ownership plan as defined in Section 4975(e)(7) of the Code. The record keeper and trustee for the Plan is Wells Fargo Bank, N.A. (Wells Fargo). QEP's Employee Benefits Committee is the Plan Administrator.

On June 30, 2010, Questar Corporation (Questar) distributed 100% of the shares of common stock of QEP to Questar shareholders in a tax-free, pro rata dividend (the Spin-off). Each Questar shareholder received one share of QEP common stock for each one share of Questar common stock held (including fractional shares) at the close of business on the record date. In conjunction with the Spin-off, QEP established the Plan, and QEP agreed to accept the transfer of the accounts (including participant loans) in the Questar Corporation Employee Investment Plan (the Questar Plan) attributable to eligible QEP employees and all of the assets in the Plan related thereto with the investments in Questar common stock and QEP common stock transferred in-kind to the Plan. Participant accounts for QEP employees were transferred to the Plan and the applicable assets were transferred out of the Questar Plan in the third quarter of 2010. The Questar Plan retained the account balances attributable to former QEP employees as of the distribution date until the transfer to the Plan.

Eligibility and contributions

There is no service period requirement for an employee of a participating employer to participate in the Plan. Participants can make both pre-tax and Roth after-tax contributions. New employees are automatically enrolled at a 3% pre-tax contribution rate until they elect to change the contribution rate or elect not to participate. Employees can contribute up to the 401(k) maximum combined pre-tax and Roth limit, plus any catch-up contribution, if they are eligible. The 401(k) maximum combined pre-tax and Roth contribution limit was $17,000 for 2012 and $16,500 for 2011. The catch-up maximum contribution limit for 2012 and 2011 was $5,500, for participants that turned age 50 or older during the Plan year.

The Company may, in its sole discretion, make one or more discretionary contributions that are matching contributions. For the years ended December 31, 2012 and 2011, participants received a discretionary employer matching contribution equal to 100% of a participant's contributions up to 6% of their eligible compensation. Effective January 1, 2011, the Company may, in its sole discretion, make a discretionary contribution that is not a matching contribution to participants who do not accrue any benefit at any time during the Plan year under the Company's Retirement Plan or the Company's Supplemental Executive Retirement Plan. For the year ended December 31, 2012, the Company made such a discretionary contribution equal to 2% of each eligible participant's compensation.

Participants may direct the investment of their contributions and employer matching contributions to any of the funds available in the Plan (excluding the Questar stock fund which is closed to new contributions), or if not so directed, the employer matching contributions are invested in the same investments as that of the employee contributions. Some of the individual funds charge redemption fees to individual participants in order to recover the costs associated with short-term investor trading. Some funds have introduced purchase-blocking policies when a participant transfers or realigns out of the particular fund. A purchase-blocking policy requires the participant to wait a specified number of days before transferring or realigning back into the same fund. At December 31, 2012, if employees do not make an investment election, the default investment for the Plan is the Oakmark Equity & Income Fund I.

Notes receivable from participants

Plan participants are allowed two outstanding loans, one to purchase or build a principal residence and one general purpose. Loan applications are processed every business day, and participants are charged a loan processing fee of $50 per loan, paid from the loan proceeds. Plan participants may borrow up to 50% of the value of their vested account balance, not to exceed $50,000, with a minimum loan amount of $1,000. Roth after-tax contributions are included in the calculation of the vested account balances, but are not available for loans. The interest rate is fixed for the life of the loan at the prime rate plus one percent, and is set at the time the loan is made. Participants can elect loan repayment terms up to five years, or ten years if the loan is to purchase or build a principal residence, and repayment is generally by payroll deduction. Upon employment termination, a participant can either elect to repay the loan or treat the remaining loan balance as a taxable distribution.

Payment of benefits and withdrawals

Upon retirement, death, resignation, or other termination, a Plan participant's vested account becomes distributable as a lump sum. Plan participants may elect to directly roll over eligible Plan distributions into individual retirement accounts or other qualified plans. Distributions are made in cash from the investment funds, if the participant so elects, and in whole shares of QEP or Questar common stock. Fractional shares are paid in cash. If a participant whose account balance is less than $1,000 fails to make a distribution election, the account balance will be distributed to the participant as soon as possible, but not earlier than 60 days after the date on which such participant is advised of the termination election choices. If a participant whose account balance is between $1,000 and $5,000 fails to make a distribution election, the account balance will be converted to cash and rolled over to an Individual Retirement Account set up for the participant. If the account balance is greater than $5,000, the participant may elect to leave the account balance in the Plan until April 1 of the calendar year after the participant reaches age 70 ½, at which point a distribution must be made. If the participant dies prior to a distribution, the account balance will be distributed within five years after the participant's death unless the beneficiary is the participant's surviving spouse, in which case the beneficiary may elect to delay the distribution until the participant would have attained age 70 ½.

A participant may also elect hardship withdrawals on pre-tax contributions, as defined in the Plan, in certain cases of financial need after all loan capacity has been exhausted. The Plan Document explains the rules for withdrawing shares of QEP or Questar common stock and funds from participants' accounts, including distributions upon termination of employment, disability or death.

Vesting

Participants are fully vested in all shares and funds purchased with their employee contributions and earnings thereon. Employees must attain age 65 or have one year of service, as defined in the Plan, before any employer contributions are vested. Forfeited balances of terminated participants' non-vested accounts offset future employer contributions. The amount forfeited during 2012 and 2011 was $44,464 and $24,512, respectively. No amendment to, or termination of, the Plan can reduce employees' interests in their accounts as of the date of the amendment or termination.

Fees

Legal, accounting, certain administrative expenses and a portion of the trustee fees are paid by QEP. Participants are required to pay some administrative fees directly, such as the $50 loan processing fee, redemption fees, commissions, common collective trust fund management fees and administrative fees included in the net asset valuations for the registered investment companies. For the periods ended December 31, 2012 and 2011, total trustee and redemption fees paid by the participants amounted to $10,921 and $4,941, respectively.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements and notes in conformity with GAAP requires the Plan administrator to formulate estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

Registered investment company investments are valued at published market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end. The fair value of participation units in the common collective trust funds are based on the quoted market price of the underlying securities and the number of units owned by the Plan at year-end. Participation units in the Wells Fargo Stable Return Fund are valued at a unit price determined by the portfolio's sponsor based on the fair value of the underlying assets held by the portfolio. Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The QEP Stock Fund and the Questar Stock Fund hold shares of QEP and Questar Corporation common stock, respectively. The funds maintain a cash reserve and use unitized-value accounting. The market value of the respective company's shares plus the cash reserve are converted to equivalent units for the funds. The equivalent unit value is different than the underlying stock price.

Dividends

Plan participants can elect to receive cash dividends paid on shares of QEP common stock held in their accounts. If no election is made, dividends are reinvested to purchase additional shares of QEP common stock. Currently reinvested dividend-shares are purchased at market value or are recorded as cash in the participant accounts. Any shares purchased with dividends vest immediately, even if the participant does not yet have a vested right to the underlying shares.

Distributions

Distributions are recorded at closing market prices on the distribution date. Differences between cost and current value at the time of distribution are included in the financial statements as realized gains or losses.

Fully Benefit-Responsive Investment Contracts

Fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value except for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through participation in the Wells Fargo Stable Return Fund, a common collective trust fund. Investments in the accompanying Statements of Net Assets Available for Benefits present the fair value of the Stable Return Fund as well as the adjustment of the portion of the Stable Return Fund related to fully benefit-responsive investment contracts from fair value to contract value.

Note 3 - Income Tax Status

An application for the Plan's initial favorable determination letter was submitted to the Internal Revenue Service on January 27, 2011, and is still pending. The Plan Administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and that the related trust is exempt from taxation.

GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the plan and has concluded that as of December 31, 2012, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements.

Note 4 - Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to numerous risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Note 5 - Investments

The Plan's net realized and unrealized appreciation (depreciation) in fair value of investments for the years ended December 31, 2012 and 2011, are as follows:

	2012	2011
QEP Stock Fund	$1,361,140	$(8,242,595)
Questar Stock Fund	(116,130)	2,699,946
Registered investment companies	3,407,914	(1,237,067)
Common collective trust funds	1,261,009	343,031
Net realized and unrealized appreciation (depreciation) in fair value of investments	$5,913,933	$(6,436,685)

Investments that represent 5% or more of the Plan's net assets at December 31, 2012 and 2011, are as follows:

	2012	2011
QEP Stock Fund	$38,212,238	$39,882,756
Questar Stock Fund	17,691,614	21,305,390
PIMCO Total Return Institutional Fund*	6,262,800	—
Oakmark Equity & Income Fund I	8,685,255	6,091,842
Wells Fargo S&P 500 Index Fund N	7,376,194	6,517,552
Wells Fargo Stable Return Fund, at contract value**	12,606,755	11,564,387
* Represents less than 5% of the Plan's net assets at December 31, 2011.
** Fair value was $12,972,351 and $11,865,061 at December 31, 2012 and 2011, respectively.

Note 6 - Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1:     Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:     Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted market prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3:     Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Investments in QEP Stock Fund and Questar Stock Fund: Valued at unitized cost. The funds maintain a cash reserve and use unitized-value accounting. The market value of the respective company's shares plus the cash reserve are converted to equivalent units for the funds.

Investments in registered investment companies: Valued at the NAV of shares held by the Plan at year-end.

Investments in common collective trust funds and common collective trust funds related to fully benefit-responsive investment contracts: Valued at the NAV of shares of a bank collective trust held by the Plan at year-end. The NAV is based on the fair value of the underlying investments held by the fund. Participant transactions (issuances and redemptions) may occur daily.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Common stock funds
QEP Stock Fund	$—	$38,212,238	$—	$38,212,238
Questar Stock Fund	—	17,691,614	—	17,691,614
Registered investment companies
U.S. large cap equity funds	8,510,117	—	—	8,510,117
U.S. mid cap equity funds	5,257,073	—	—	5,257,073
U.S. small cap equity funds	5,078,377	—	—	5,078,377
U.S. large cap blend funds	8,685,255	—	—	8,685,255
International stock funds	3,507,762	—	—	3,507,762
Real estate funds	3,860,170	—	—	3,860,170
Intermediate term bond funds	6,262,800	—	—	6,262,800
High yield bond funds	3,376,304	—	—	3,376,304
Common collective trust funds
U.S. large cap blend funds	—	7,376,194	—	7,376,194
Common collective trust funds related to fully benefit-responsive investment contracts
Stable return fund	—	12,972,351	—	12,972,351
Total investments	$44,537,858	$76,252,397	$—	$120,790,255

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Common stock funds
QEP Stock Fund	$—	$39,882,756	$—	$39,882,756
Questar Stock Fund	—	21,305,390	—	21,305,390
Registered investment companies
U.S. large cap equity funds	7,274,941	—	—	7,274,941
U.S. mid cap equity funds	4,401,254	—	—	4,401,254
U.S. small cap equity funds	4,543,364	—	—	4,543,364
U.S. large cap blend funds	6,091,842	—	—	6,091,842
International stock funds	2,999,760	—	—	2,999,760
Real estate funds	2,878,427	—	—	2,878,427
Intermediate term bond funds	5,458,534	—	—	5,458,534
High yield bond funds	2,825,839	—	—	2,825,839
Common collective trust funds
U.S. large cap blend funds	—	6,517,552	—	6,517,552
Common collective trust funds related to fully benefit-responsive investment contracts
Stable return fund	—	11,865,061	—	11,865,061
Total investments	$36,473,961	$79,570,759	$—	$116,044,720

Note 7 - Exempt Party-in-Interest Transactions

The Plan allows for investment in QEP common stock. QEP is the Plan Sponsor; therefore, transactions in QEP common stock qualify as party-in-interest transactions. During the periods ended December 31, 2012 and 2011, the Plan received dividends of $101,329 and $96,605, respectively on shares of QEP common stock. Purchases and in-kind contributions of QEP common stock amounted to $3,823,563 and $3,995,914, respectively, and transactions involving sales and distributions of QEP common stock were $12,431,832 and $9,809,966, respectively.

Certain Plan investments are in common/collective trust funds managed by Wells Fargo. Because the Plan pays certain fees to Wells Fargo and Wells Fargo is the Trustee of the Plan, these transactions qualify as party-in-interest transactions.

Note 8 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to reduce employer contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

Note 9 - Reconciliation Between Financial Statements and Form 5500

A reconciliation of net assets available for benefits per the financial statements at December 31, 2012 and 2011, to the Form 5500 follows:

	December 31,
	2012	2011
Net assets available for benefits per the financial statements	$122,369,270	$117,652,806
Adjustment from fair value to contract value for investments in common collective trust funds related to fully benefit-responsive investment contracts	365,596	300,674
Net assets available for benefit per Form 5500	$122,734,866	$117,953,480

A reconciliation of net change in net assets per the financial statements at December 31, 2012 and 2011, to the Form 5500 follows:

	December 31,
	2012	2011
Net change in net assets per the financial statements	$4,716,464	$2,926,661
Adjustment from fair value to contract value for investments in common collective trust funds related to fully benefit-responsive investment contracts	64,922	67,305
Net change in net assets per Form 5500	$4,781,386	$2,993,966

Note 10 - Subsequent Events

Effective January 1, 2013, the Company increased the employer matching contribution equal to 100% of a participant's contributions up to 8% of their eligible compensation.

Effective April 1, 2013, the Company changed the record keeper and trustee for the Plan from Wells Fargo to Fidelity Investments. There have been no further material events noted which would impact the results reflected in this report, the Plan's results going forward or require additional disclosure.

QEP Resources, Inc. Employee Investment Plan
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012
EIN # 87-0287750; Plan Number 002

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment	Cost	Current value
	Company stock funds:
*	QEP Resources, Inc.	QEP Stock Fund	**	$38,212,238
	Questar Corporation	Questar Stock Fund	**	17,691,614
	Registered investment companies:
	Allianz NFJ	Small Cap Value Fund	**	1,867,116
	American Funds	The Europacific Growth Fund	**	3,507,762
	Baron	Small Cap Fund	**	3,211,261
	MFS	Value Fund	**	3,803,078
	Janus-Perkins	Mid Cap Value Fund	**	1,303,130
	PIMCO	Total Return Institutional Fund	**	6,262,800
	T. Rowe Price	Mid Cap Growth Fund	**	3,953,943
	Vanguard	REIT Index Institutional Fund	**	3,860,170
	Fidelity	Capital & Income Fund	**	3,376,304
	Oakmark	Equity & Income Fund I	**	8,685,255
	JP Morgan	Large Cap Growth RG	**	4,707,039
	Common/collective trust funds:
*	Wells Fargo	S&P 500 Index Fund N	**	7,376,194
*	Wells Fargo	Stable Return Fund N15	**	12,972,351
*	Notes receivable from participants	Interest rates from 4.25% to 9.25%	—	1,944,611
				$122,734,866

*	Indicates party-in-interest to the Plan.
**	Investments are participant-directed, therefore, cost information is not required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

QEP RESOURCES, INC.
EMPLOYEE BENEFITS COMMITTEE

Date: June 18, 2013                    /s/Richard J. Doleshek
Richard J. Doleshek